UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 1, 2019

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 1, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 1, 2019	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2019 RESULTS

Highlights

•
Reported GAAP net loss of $14.3 million, or $0.05 per share, and adjusted net loss(1) of $12.1 million, or $0.05 per share, in the second quarter of 2019 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $36.2 million.

Vancouver, Canada, August 1, 2019 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2019:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2019	March 31, 2019	June 30, 2018
GAAP FINANCIAL COMPARISON
Total revenues	202,277	232,501	171,659
Income (loss) from operations	5,051	32,097	(13,415)
Net (loss) income	(14,307)	12,447	(27,413)
(Loss) earnings per share	(0.05)	0.05	(0.10)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	36,197	63,428	16,554
Adjusted net (loss) income (1)	(12,142)	14,647	(28,743)
Adjusted (loss) earnings per share (1)	(0.05)	0.05	(0.11)
Free cash flow (1)	19,383	44,554	1,980
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Second Quarter of 2019 Compared to First Quarter of 2019

During the second quarter of 2019, the Company reported a GAAP net loss and a non-GAAP adjusted net loss compared to GAAP net income and non-GAAP adjusted net income in the prior quarter. The change was primarily due to lower average spot tanker rates and more scheduled dry dockings in the second quarter of 2019.

Second Quarter of 2019 Compared to Second Quarter of 2018
GAAP net loss and non-GAAP adjusted net loss for the second quarter of 2019 improved compared to the GAAP net loss and non-GAAP adjusted net loss for the same period of the prior year, primarily due to higher average spot tanker rates, partially offset by more scheduled dry dockings and higher interest expense associated with the three sale-leaseback transactions that were completed between September 2018 and May 2019.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

CEO Commentary
“As expected, crude tanker spot rates declined during the second quarter of 2019 mainly due to seasonal factors and some near-term headwinds; however, crude tanker spot rates were up compared to the same period of the prior year, reflecting tighter market fundamentals, and were the highest second quarter rates since 2016,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “Lower OPEC oil production and heavier than normal refinery maintenance as refineries prepare for the implementation of the new IMO 2020 standards impacted crude tanker demand, which we expect will continue into the early part of the third quarter. However, these headwinds were partially offset by continued strong growth of U.S. crude oil exports which bolstered our full-service lightering business and drove our Aframax crude tanker spot rates to average over $20,000 per day during the second quarter, which was above our peer group and benchmarks. We expect this strength to continue into the third quarter as additional pipeline capacity comes online, allowing U.S. crude oil exports to further increase.”

“We continue to believe that tanker market fundamentals support a market recovery in the latter part of the year and into 2020 due to projected underlying oil demand growth, an expected increase in U.S. crude oil exports, significantly higher refinery throughput ahead of IMO 2020 regulations, and lower tanker fleet growth. With healthy liquidity, a market-leading position and significant operating leverage, we believe we are well-positioned to benefit from a tanker market recovery.”

Tanker Market
Crude tanker spot rates declined during the second quarter of 2019 compared to the first quarter of 2019 primarily due to seasonal factors, as well as some near-term headwinds which have continued into the beginning of the third quarter.

Lower OPEC oil production has impacted crude tanker demand during the first half of 2019, with OPEC crude oil production down by around 2.5 million barrels per day (mb/d) since November 2018. This reduction is due to both over-compliance with the 1.2 mb/d of supply cuts announced in early-2019 and reduced volumes from Iran and Venezuela due to U.S. sanctions. In addition, the elimination of Venezuelan oil shipments to the U.S. has resulted in a reduction in shipping activity in the U.S. Gulf / Caribbean Aframax market. Furthermore, at its most recent meeting, OPEC decided to extend production cuts through to March 2020 in an effort to reduce global oil inventories and support oil prices.

Tanker rates have also been impacted by heavier than normal refinery maintenance in the first half of the year as refiners prepare for the upcoming IMO 2020 regulations. According to the IEA, global refining throughput fell by 0.7 mb/d year-on-year in the second quarter of 2019, the largest annual decline in 10 years. This led to reduced crude tanker demand, which has carried over into the early part of the third quarter.

Finally, the first half of 2019 saw relatively high tanker fleet growth of 20.5 million deadweight tonnes (mdwt), or 3.5 percent, which was the highest level of fleet growth in a six-month period since the first half of 2011. This high fleet growth was a result of a heavy newbuilding delivery schedule since the start of the year and a lack of tanker scrapping, with just 2.7 mdwt of vessels removed in the first half of the year compared to 21.5 mdwt for the full year of 2018.

Despite some near-term headwinds, the tanker market fundamentals continue to support a market recovery in the latter part of the year and into 2020. First, refinery throughput is expected to increase significantly in the coming months as refiners ramp up activity in order to produce sufficient low sulphur fuels ahead of the impending IMO 2020 regulations. According to the IEA, global refinery throughput is estimated to increase by over 3 mb/d in the third quarter of 2019 compared to the second quarter, which is expected to be positive for crude tanker demand. The new IMO 2020 regulations could create additional volatility for the tanker market through new trade patterns and arbitrage movements, floating storage demand, and a potential increase in port congestion as the market adjusts to the change.

The second half of the year is also expected to see an increase in U.S. crude oil exports as new pipeline infrastructure is brought online that will allow more Permian Basin shale oil to reach the U.S. Gulf coast. U.S. crude oil exports have averaged 2.8 mb/d in 2019 to date, up from 2.0 mb/d last year. However, further increases are being hampered by a lack of pipeline capacity to the Gulf coast. This is expected to be alleviated in the coming months when three large pipelines with a combined capacity of around 2 mb/d are planned to come online, allowing U.S. crude exports to increase significantly. This is expected to be positive for mid-size tanker demand due to both direct exports to Europe on Aframax and Suezmax tankers, and increased Aframax lightering demand for transportation on Very Large Crude Carriers (VLCCs) to Asia.

Finally, the tanker fleet is set for a period of much lower fleet growth over the next two years due to a relatively small orderbook. The tanker orderbook currently totals 53 mdwt, or 8.7 percent of the existing fleet size, which is the lowest tanker fleet-to-orderbook ratio since early-1997. Fleet growth could be further offset by an increase in vessel off-hire time in the coming months as ships are taken out of service for scrubber retrofitting in anticipation of IMO 2020 regulations. As a result, lower fleet growth levels are expected in the second half of the year, with continued low fleet growth during 2020.

In summary, the tanker market is currently at a seasonal low point, which is compounded by some near-term factors. However, the fundamentals continue to point towards a stronger tanker market during the latter part of 2019 and into 2020 due to a tighter tanker supply / demand balance.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(v) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2019(i)	March 31, 2019(i)	June 30, 2018(i)
Time Charter-Out Fleet
Suezmax revenue days	91	90	182
Suezmax TCE per revenue day	$17,281	$17,281	$21,508
Aframax revenue days	—	75	512
Aframax TCE per revenue day	—	$24,276	$21,269
LR2 revenue days	—	—	137
LR2 TCE per revenue day	—	—	$17,214

Spot Fleet
Suezmax revenue days	2,418	2,415	2,516
Suezmax spot TCE per revenue day (ii)	$17,267	$23,568	$12,745
Aframax revenue days	1,763	1,752	1,345
Aframax spot TCE per revenue day (iii)	$20,075	$24,797	$12,113
LR2 revenue days	840	815	590
LR2 spot TCE per revenue day (iv)	$15,679	$20,694	$10,854

Total Fleet
Suezmax revenue days	2,509	2,505	2,698
Suezmax TCE per revenue day	$17,268	$23,342	$13,336
Aframax revenue days	1,763	1,827	1,857
Aframax TCE per revenue day	$20,075	$24,775	$14,638
LR2 revenue days	840	815	727
LR2 TCE per revenue day	$15,679	$20,694	$12,057

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(iv)	Includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters.

(v)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
Third Quarter of 2019 Spot Tanker Rates Update
Below is Teekay Tankers’ spot tanker fleet update for the third quarter of 2019 to-date:

•	The portion of the Suezmax fleet trading on the spot market has secured TCE rates per revenue day of approximately $15,600 on average, with 37 percent of the available days fixed(1);

•	The portion of the Aframax fleet trading on the spot market has secured TCE rates per revenue day of approximately $12,800 on average, with 37 percent of the available days fixed(2); and

•
The portion of the Long Range 2 (LR2) product tanker fleet trading on the spot market has secured TCE rates per revenue day of approximately $12,200 on average, with 32 percent of the available days fixed(3).

(1)	Combined average TCE rate includes Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(2)	Combined average TCE rate includes Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(3)	Combined average TCE rate includes Teekay Taurus RSA and non-pool voyage charters.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of July 31, 2019 (excluding one time chartered-in vessel that is scheduled to be delivered to the Company in the third quarter of 2019):

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	1	—	1
Total Fixed-Rate Fleet	1	—	1
Spot-rate:
Suezmax Tankers	29	—	29
Aframax Tankers(i)	17	3	20
LR2 Product Tankers(ii)	9	2	11
VLCC Tanker(iii)	1	—	1
Total Spot Fleet	56	5	61
Total Conventional Fleet	57	5	62
STS Support Vessels	3	3	6
Total Teekay Tankers' Fleet	60	8	68

(i)	Includes three Aframax tankers with charter-in contracts that are scheduled to expire in November 2019, December 2019 and March 2021, respectively.

(ii)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2021, each with an option to extend for one additional year.

(iii)	The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at June 30, 2019, the Company had total liquidity of $119.5 million (comprised of $35.4 million in cash and cash equivalents and $84.1 million in undrawn capacity from its revolving credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria, to finance its pool management operations) compared to total liquidity of $116.2 million as at March 31, 2019.

Conference Call
The Company plans to host a conference call on Thursday, August 1, 2019 at 12:00 p.m. (ET) to discuss its results for the second quarter of 2019. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (877) 260-1479 or (647) 490-5367, if outside of North America, and quoting conference ID code 8155890.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 56 double-hull tankers (including 30 Suezmax tankers, 17 Aframax tankers and nine Long Range 2 (LR2) product tankers), and three ship-to-ship support vessels, and also has eight time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues and, commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
In prior periods, the Company reported cash flow from vessel operations (CFVO) as a non-GAAP measure. In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, Company reporting in its SEC Annual Report on Form 20-F and metrics used by certain investors. Total CFVO and CFVO from Equity-Accounted Joint Venture are replaced with Total Adjusted EBITDA and Adjusted EBITDA from Equity-Accounted Joint Venture, respectively, for current and comparative periods.
Non-GAAP Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, gains and losses on sale of vessels, unrealized gains and losses on derivative instruments and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net (loss) income, plus depreciation and amortization, unrealized losses from derivative instruments, loss on sales of vessels, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	186,805	216,417	144,328	403,222	279,970
Time-charter revenues	1,456	3,410	17,384	4,866	39,494
Other revenues (2)	14,016	12,674	9,947	26,690	20,660
Total revenues	202,277	232,501	171,659	434,778	340,124

Voyage expenses (1)	(92,668)	(97,339)	(86,933)	(190,007)	(166,926)
Vessel operating expenses	(53,600)	(54,587)	(52,652)	(108,187)	(105,647)
Time-charter hire expenses	(10,792)	(9,448)	(5,697)	(20,240)	(10,380)
Depreciation and amortization	(30,658)	(29,865)	(29,573)	(60,523)	(59,003)
General and administrative expenses	(9,508)	(9,165)	(9,407)	(18,673)	(19,192)
Gain on sale of vessel	—	—	170	—	170
Restructuring charges	—	—	(982)	—	(982)
Income (loss) from operations	5,051	32,097	(13,415)	37,148	(21,836)

Interest expense	(16,607)	(16,942)	(13,931)	(33,549)	(26,660)
Interest income	221	365	160	586	318
Realized and unrealized (loss) gain
on derivative instruments (3)	(1,778)	(847)	1,116	(2,625)	4,129
Equity (loss) income (4)	(169)	753	(70)	584	624
Other expense	(1,025)	(2,979)	(1,273)	(4,004)	(3,141)
Net (loss) income	(14,307)	12,447	(27,413)	(1,860)	(46,566)

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(0.05)	0.05	(0.10)	—	(0.17)
- Diluted	(0.05)	0.05	(0.10)	—	(0.17)

Weighted-average number of total common
shares outstanding
- Basic	268,990,399	268,678,226	268,558,556	268,835,175	268,426,201
- Diluted	268,990,399	268,876,324	268,558,556	268,835,175	268,426,201

Number of outstanding shares of common stock at the end of the period	268,990,399	268,990,399	268,558,556	268,990,399	268,558,556

(1)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $19.5 million, $11.4 million and $22.9 million for the three months ended June 30, 2019, March 31, 2019 and June 30, 2018, respectively, and $30.9 million and $44.3 million for the six months ended June 30, 2019 and June 30, 2018, respectively.

(2)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fees and commission revenues.

(3)
Includes realized gains on interest rate swaps of $0.8 million, $1.0 million and $0.7 million for the three months ended June 30, 2019, March 31, 2019 and June 30, 2018, respectively, and realized gains of $1.8 million and $0.9 million for the six months ended June 30, 2019 and 2018, respectively. The Company also recognized realized losses of $29 thousand, $13 thousand and $18 thousand for the three months ended June 30, 2019, March 31, 2019 and June 30, 2018, respectively, and realized losses of $42 thousand and $18 thousand for the six months ended June 30, 2019 and 2018, respectively, relating to its forward freight agreements.

(4)	Equity (loss) income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2019	2019	2018
	(unaudited) (4)	(unaudited) (4)	(unaudited)
ASSETS
Cash and cash equivalents	35,429	75,045	54,917
Restricted cash	1,916	2,087	2,153
Pool receivable from affiliates	15,330	31,535	56,549
Accounts receivable	51,451	29,946	17,365
Due from affiliates	1,240	7,979	39,663
Current portion of derivative assets	1,229	2,277	2,905
Bunker and lube oil inventory (1)	63,441	50,485	23,179
Prepaid expenses (1)	10,146	11,649	10,917
Other current assets	48,296	53,369	17,943
Total current assets	228,478	264,372	225,591
Restricted cash - long-term	3,437	3,437	3,437
Vessels and equipment – net	1,327,480	1,388,464	1,401,551
Vessels related to finance leases – net	529,286	475,962	482,010
Operating lease right-of-use assets (2)	19,089	22,014	—
Investment in and advances to equity-accounted joint venture	26,351	26,520	25,766
Derivative assets	240	1,829	2,973
Intangible assets – net	10,498	11,055	11,625
Other non-current assets	1,010	1,074	74
Goodwill	8,059	8,059	8,059
Total assets	2,153,928	2,202,786	2,161,086

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	103,980	74,338	52,002
Short-term debt (3)	15,000	25,000	—
Due to affiliates	12,320	23,456	18,570
Current portion of derivative liabilities	—	105	57
Current portion of long-term debt	101,264	101,227	106,236
Current obligations related to finance leases	24,397	20,616	20,896
Current portion of operating lease liabilities (2)	12,224	12,038	—
Other current liabilities	316	417	—
Total current liabilities	269,501	257,197	197,761
Long-term debt	491,962	590,085	629,170
Long-term obligations related to finance leases	402,539	349,137	354,393
Long-term operating lease liabilities (2)	6,865	9,976	—
Other long-term liabilities	37,166	36,343	32,829
Equity	945,895	960,048	946,933
Total liabilities and equity	2,153,928	2,202,786	2,161,086

(1)
Commencing in 2019, the Company is separately presenting bunker and lube oil inventory on its balance sheets. Such amounts were previously classified as prepaid expenses. Bunker and lube oil inventory has increased significantly commencing in the first quarter of 2019 as a result of changes to the Company’s RSAs whereby the Company now directly procures and has legal title to the bunker fuel for the vessels in the RSAs, with such assets being used as collateral for the new loan to finance its pool management operations entered into by the Company. Bunker and lube oil inventory is stated at cost which is determined on a first-in, first-out basis. Comparative figures have been reclassified to conform to the presentation adopted in the current period.

(2)
Upon adoption of the new lease accounting standard on January 1, 2019, the Company's chartered-in vessels, with lease terms of more than one year, are now treated as operating lease right-of-use assets and operating lease liabilities. This resulted in increases in the Company’s assets and liabilities of $19.1 million and $22.0 million at June 30, 2019 and March 31, 2019, respectively. This adoption had no impact on the Company’s Consolidated Statements of (Loss) Income.

(3)	Short-term debt relates to the Company’s loan to finance its pool management operations that was initially drawn during the first quarter of 2019.

(4)
In late 2018, the Company initiated a new RSA structure under a newly formed subsidiary, Teekay Tankers Chartering Pte. Ltd (TTCL). By the second quarter of 2019, the Company transitioned a large portion of its RSA activities under TTCL with the remainder planned to be completed throughout 2019. Under the TTCL structure, the balances in the RSA are consolidated, reflecting the Company’s rights and obligations as per the TTCL RSA agreements, whereas the previous RSA structure had an agency agreement and therefore balances were not consolidated. The transition to TTCL has therefore resulted in notable increases in various balance sheet working capital categories. A breakdown of the impact of consolidating TTCL on the Company's consolidated balance sheets as at June 30, 2019 and March 31, 2019 is included in Appendix E to this release. Please note that other than interest expense relating to the working capital loan, there is no impact from the new RSA structure on the consolidated statements of (loss) income.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(1,860)	(46,566)
Non-cash items:
Depreciation and amortization	60,523	59,003
Gain on sale of vessel	—	(170)
Unrealized loss (gain) on derivative instruments	4,366	(3,283)
Equity income	(584)	(624)
Other	6,538	5,467
Change in operating assets and liabilities	23,198	3,368
Expenditures for dry docking	(27,815)	(6,725)
Net operating cash flow	64,366	10,470

FINANCING ACTIVITIES
Proceeds from short-term debt	65,000	—
Proceeds from long-term debt, net of issuance costs	16,421	45,659
Scheduled repayments of long-term debt	(50,800)	(66,333)
Prepayments of long-term debt	(109,688)	—
Prepayments of short-term debt	(50,000)	—
Proceeds from financing related to sales and leaseback of vessels	63,720	—
Scheduled repayments of obligations related to finance leases	(12,073)	(3,503)
Cash dividends paid	—	(8,052)
Other	(126)	(92)
Net financing cash flow	(77,546)	(32,321)

INVESTING ACTIVITIES
Proceeds from sale of vessel	—	589
Expenditures for vessels and equipment	(6,545)	(2,207)
Return of capital from equity-accounted joint venture	—	746
Net investing cash flow	(6,545)	(872)

Decrease in cash, cash equivalents and restricted cash	(19,725)	(22,723)
Cash, cash equivalents and restricted cash, beginning of the period	60,507	75,710
Cash, cash equivalents and restricted cash, end of the period	40,782	52,987

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2019		June 30, 2018
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(14,307)	($0.05)	(27,413)	($0.10)

Add specific items affecting net loss:
Gain on sale of vessel	—	—	(170)	—
Unrealized loss (gain) on derivative instruments (2)	2,578	—	(460)	—
Other (3)	(413)	—	(700)	($0.01)
Total adjustments	2,165	—	(1,330)	($0.01)
Adjusted net loss attributable to shareholders of
Teekay Tankers	(12,142)	($0.05)	(28,743)	($0.11)

(1)	Basic per share amounts.

(2)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.

(3)
The amount recorded for the three months ended June 30, 2019 primarily relates to unrealized foreign exchange gains and debt issuance costs that were written off in connection with the refinancing of the Company's debt facilities. The amount recorded for the three months ended June 30, 2018 primarily relates to adjustments relating to freight tax accruals from prior years.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)

Net loss - GAAP basis	(14,307)	(27,413)

Add:
Depreciation and amortization	30,658	29,573
Proportionate share of free cash flow from equity-accounted joint venture	285	380
Unrealized loss on derivative instruments	2,578	—
Equity loss (1)	169	70

Less:
Unrealized gain on derivative instruments	—	(460)
Gain on sale of vessel	—	(170)

Free cash flow	19,383	1,980

Weighted-average number of common shares outstanding for the period - basic	268,990,399	268,558,556

(1)	Equity income relates to the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)
Net loss - GAAP basis	(14,307)	(27,413)
Depreciation and amortization	30,658	29,573
Interest expense, net of interest income	16,386	13,771
Freight tax and other tax expenses	1,639	6,086
EBITDA	34,376	22,017

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange gain	(595)	(4,794)
Gain on sale of vessel	—	(170)
Realized gain on interest rate swaps	(829)	(674)
Unrealized loss (gain) on derivative instruments	2,578	(460)
Equity loss	169	70
Other income – net	—	(1)
Consolidated adjusted EBITDA	35,699	15,988
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	498	566
Total Adjusted EBITDA	36,197	16,554

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2019		June 30, 2018
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	1,750	875	2,012	1,006
Vessel and other operating expenses	(754)	(377)	(880)	(440)
Depreciation and amortization	(908)	(454)	(849)	(425)
Income from vessel operations of equity-accounted joint venture	88	44	283	141

Net interest expense	(427)	(213)	(436)	(218)
Realized and unrealized gain on derivative instruments	—	—	13	7
Equity loss of equity-accounted joint venture	(339)	(169)	(140)	(70)

Equity loss of equity-accounted joint venture	(339)	(169)	(140)	(70)
Depreciation and amortization	908	454	849	425
Interest expense, net of interest income	427	213	436	218
EBITDA from equity-accounted joint venture	996	498	1,145	573

Add (subtract) specific income statement items affecting EBITDA:
Realized and unrealized gain on derivative instruments	—	—	(13)	(7)
Adjusted EBITDA from equity-accounted joint venture	996	498	1,132	566

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Teekay Tankers Ltd.
Appendix E - Impact from Consolidating the New RSA Structure on Summary Consolidated Balance Sheets as at June 30, 2019
(in thousands of U.S. dollars)

	As at June 30, 2019
	Balances before impact of the new RSA structure	Impact of the new RSA structure	As Reported on Summary Consolidated Balance Sheets
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	23,371	12,058	35,429
Restricted cash	1,916	—	1,916
Pool receivable from affiliates	15,330	—	15,330
Accounts receivable	23,469	27,982	51,451
Due from affiliates	45,619	(44,379)	1,240
Current portion of derivative assets	1,229	—	1,229
Bunker and lube oil inventory	9,026	54,415	63,441
Prepaid expenses	10,146	—	10,146
Other current assets	7,099	41,197	48,296
Total current assets	137,205	91,273	228,478
Restricted cash - long-term	3,437	—	3,437
Vessels and equipment – net	1,327,480	—	1,327,480
Vessels related to finance leases – net	529,286	—	529,286
Operating lease right-of-use assets	19,089	—	19,089
Investment in and advances to equity-accounted joint venture	26,351	—	26,351
Derivative assets	240	—	240
Intangible assets – net	10,498	—	10,498
Other non-current assets	1,010	—	1,010
Goodwill	8,059	—	8,059
Total assets	2,062,655	91,273	2,153,928

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	39,083	64,897	103,980
Short-term debt	—	15,000	15,000
Due to affiliates	1,532	10,788	12,320
Current portion of derivative liabilities	—	—	—
Current portion of long-term debt	101,264	—	101,264
Current obligations related to finance leases	24,397	—	24,397
Current portion of operating lease liabilities	12,224	—	12,224
Other current liabilities	316	—	316
Total current liabilities	178,816	90,685	269,501
Long-term debt	491,962	—	491,962
Long-term obligations related to finance leases	402,539	—	402,539
Long-term operating lease liabilities	6,865	—	6,865
Other long-term liabilities	36,578	588	37,166
Equity	945,895	—	945,895
Total liabilities and equity	2,062,655	91,273	2,153,928

Teekay Tankers Ltd.
Appendix E - Impact from Consolidating the New RSA Structure on Summary Consolidated Balance Sheets as at March 31, 2019
(in thousands of U.S. dollars)

	As at March 31, 2019
	Balances before impact of the new RSA structure	Impact of the new RSA structure	As Reported on Summary Consolidated Balance Sheets
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	55,321	19,724	75,045
Restricted cash	2,087	—	2,087
Pool receivable from affiliates	31,535	—	31,535
Accounts receivable	20,504	9,442	29,946
Due from affiliates	37,388	(29,409)	7,979
Current portion of derivative assets	2,277	—	2,277
Bunker and lube oil inventory	10,924	39,561	50,485
Prepaid expenses	11,649	—	11,649
Other current assets	6,184	47,185	53,369
Total current assets	177,869	86,503	264,372
Restricted cash - long-term	3,437	—	3,437
Vessels and equipment – net	1,388,464	—	1,388,464
Vessels related to finance leases – net	475,962	—	475,962
Operating lease right-of-use assets	22,014	—	22,014
Investment in and advances to equity-accounted joint venture	26,520	—	26,520
Derivative assets	1,829	—	1,829
Intangible assets – net	11,055	—	11,055
Other non-current assets	1,074	—	1,074
Goodwill	8,059	—	8,059
Total assets	2,116,283	86,503	2,202,786

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	33,362	40,976	74,338
Short-term debt	—	25,000	25,000
Due to affiliates	3,174	20,282	23,456
Current portion of derivative liabilities	105	—	105
Current portion of long-term debt	101,227	—	101,227
Current obligations related to finance leases	20,616	—	20,616
Current portion of operating lease liabilities	12,038	—	12,038
Other current liabilities	376	41	417
Total current liabilities	170,898	86,299	257,197
Long-term debt	590,085	—	590,085
Long-term obligations related to finance leases	349,137	—	349,137
Long-term operating lease liabilities	9,976	—	9,976
Other long-term liabilities	36,139	204	36,343
Equity	960,048	—	960,048
Total liabilities and equity	2,116,283	86,503	2,202,786

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets, the occurrence and expected timing of a tanker market recovery, the impact of geopolitical tensions, forecasts of worldwide tanker fleet growth, the amount of tanker scrapping and newbuilding tanker deliveries, estimated increase in vessel off-hire time, estimated growth in global oil demand and supply, future tanker rates, future OPEC oil production, the expected increase in global refinery throughput, the expected increase in U.S. crude oil production, pipeline capacity and exports and the corresponding impact on tanker demand, tanker spot rates and the Company’s full service lightering business, and the estimated impact of IMO 2020 regulations on refinery throughput and tanker demand; the Company's liquidity and market position; and the timing for completion of the transition to the Company’s new RSA structure. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; the impact of geopolitical tensions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2020; increased costs; the availability under the Company's revolving credit facilities and loans; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.